UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                               United Energy Corp.
             ------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   910900 20 8
             ------------------------------------------------------
                                 (CUSIP Number)


                               Kevin J. Lake, Esq.
                          Kurzman Karelsen & Frank, LLP
                       230 Park Avenue, New York, NY 10169
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 14, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.




----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  910900 20 8

-------------------------------------------------------------------------------------------
         1          Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only).

                    John J. Holmgren, Sr.

-------------------------------------------------------------------------------------------
         2          Check the Appropriate Box if a Member of a Group            (a)  [  ]

                                                                                (b)  [  ]

-------------------------------------------------------------------------------------------
         3          SEC Use Only

-------------------------------------------------------------------------------------------
         4          Source of Funds (See Instructions)

                    PF

-------------------------------------------------------------------------------------------
         5          Check if Disclosure of Legal Proceedings Is Required Pursuant
                    to Items 2(d) or 2(e)                                            [  ]

-------------------------------------------------------------------------------------------
         6          Citizenship or Place of Organization

                    United States of America

-------------------------------------------------------------------------------------------
                      7    Sole Voting Power

                           1,500,000 shares of Common Stock

                    -----------------------------------------------------------------------
     Number of        8    Shared Voting Power
      Shares
   Beneficially                    0
     Owned by
       Each         -----------------------------------------------------------------------
     Reporting        9    Sole Dispositive Power
    Person With
                           1,500,000 shares of Common Stock

                    -----------------------------------------------------------------------
                     10    Shared Dispositive Power

                           0

-------------------------------------------------------------------------------------------
        11          Aggregate Amount Beneficially Owned by Each Reporting Person

                    1,500,000 shares of Common Stock

-------------------------------------------------------------------------------------------
        12          Check if the Aggregate Amount in Row (11) Excludes
                    Certain Shares  (See Instuctions)                                [  ]

-------------------------------------------------------------------------------------------
        13          Percent of Class Represented by Amount in Row (11)

                    6.6%

-------------------------------------------------------------------------------------------
        14          Type of Reporting Person  (See Instructions)

                    IN

-------------------------------------------------------------------------------------------

Item 1.   Security and Issuer.

          (a)  Issuer: United Energy Corp. (the "Company")
                Address: 600 Meadows Parkway #20, Secaucus, NJ 07094

          (b) Title of Class of Equity Securities: Common Stock, par value $0.01 per share ("Common Stock")

Item 2.   Identity and Background.

          (a)  Name: John J. Holmgren, Sr.

          (b) Residence or Business Address: c/o DSI International Management, Inc., 301 Merritt 7, Norwalk, CT 06851

          (c) Principal Occupation: Chief Executive Officer, DSI International Management, Inc., 301 Merritt 7, Norwalk, CT 06851

          (d)  Criminal Proceedings: None.

          (e)  Civil Proceedings: None.

          (f)  Citizenship: United States of America

Item 3.   Source and Amount of Funds or Other Consideration.

          Mr. Holmgren used $1,000,000 of personal funds to purchase the securities described herein.

Item 4.   Purpose of Transaction.

          Mr. Holmgren acquired the securities described herein for investment.

Item 5.   Interest in Securities of the Issuer.

          (a) Aggregate number of shares and percentage of the Company's Common Stock beneficially owned by Mr. Holmgren: 1,500,000 shares of the Company's Common Stock, representing 6.6% of the Company's issued and outstanding shares of Common Stock.

          (b) The number of shares of the Company's Common Stock with respect to which Mr. Holmgren has: Sole Voting Power: 1,500,000 shares; Shared Voting Power: 0; Sole Dispositive Power: 1,500,000; and Shared Dispositive Power: 0.

          (c) There have been no transactions in the Company's Common Stock that were affected by Mr. Holmgren during the past 60 days or since the most recent filing of Schedule 13D, whichever is less, by Mr. Holmgren.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          As indicated, Mr. Holmgren acquired ten (10) units, each consisting of
          (i) 100,000 separately transferable shares of the Company's Common Stock and (ii) a warrant to purchase 50,000 shares of the Company's Common Stock at a purchase price of $100,000 per unit.

Item 7.   Material to be Filed as Exhibits.

          (a) Form of Common Stock and Warrant Purchase Agreement between the Company and Mr. Holmgren.

          (b) Form of Common Stock Purchase Warrant issued by the Company to Mr. Holmgren.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          May 24, 2002
                                          --------------------------------
                                          Date

                                          /s/ John J. Holmgren, Sr.
                                          --------------------------------
                                          Signature


                                          John J. Holmgren, Sr.
                                          --------------------------------
                                          Name / Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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